[redacted]

SECURIT 10028555 N

BB 3/6

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company L P

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
(No. and Street)

Saratoga Springs (City) New York (State) 12866 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathi Lewis (518) 886-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway (Address) Albany (City) New York (State) 12207 (Zip Code)

SEC Mail Mail Processing Section
MAR 01 2010
Washington, DC
108

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/11

OATH OR AFFIRMATION

I, John J Collins III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L P, as of February 25, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Treasurer
Title

[signature]
Notary Public

LESLIE ANN [illegible]
Notary Public, State of New York
Qualified in Rensselaer County
No. [illegible]
Commission Expires Oct. 31, ~~19~~ 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants

To the Partners of Mercer Allied Company, L.P.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Mercer Allied Company, L.P. for the period from April 1, 2009 through December 31, 2009, which were agreed to by Mercer Allied Company, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Mercer Allied Company, L.P.'s compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for Mercer Allied Company, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement check numbers 50, 57 and 66, dated January 12, 2009, July 23, 2009 and February 1, 2010, for the amounts $150, $7,621 and $19,642, respectively, obtained from Shelley Luks, Vice President Controllers Group. No differences noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the period November 29, 2008 through December 31, 2009 less the revenues reported on Mercer Allied Company, L.P.'s Focus Reports for the period from November 29, 2008 to March 31, 2009, with the Total Revenue amount of $10,965,066 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No differences were noted.

3. We note no adjustments reported on page 2, items 2b and 2c of Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T. We recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $10,965,066 and $27,413 of the Form SIPC-7T. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Partnership's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management, the board of directors and the Partners of Mercer Allied Company, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Partners of Mercer Allied Company, L.P.:

In planning and performing our audit of the financial statements of Mercer Allied Company, L.P. (the "Partnership") as of December 31, 2009 and for the thirteen months ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

Mercer Allied Company, L.P.

Financial Statements and Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
December 31, 2009

Mercer Allied Company L.P.
Index
December 31, 2009

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Partners of Mercer Allied Company, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of earnings, changes in partners' capital, and cash flows present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. (the "Partnership") at December 31, 2009, and the results of its operations and its cash flows for the thirteen months ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 to the financial statements, the Partnership has had significant transactions with related entities.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2010

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2009

Assets		
Cash and cash equivalents	$	3,927,090
Commissions receivable		34,654
Prepaid expenses		345,862
Total assets	$	4,307,606
Liabilities and partners' capital		
Other liabilities and accrued expenses	$	29,500
Due to Parent and affiliates		385,044
Income taxes payable		175,712
Total liabilities		590,256
Partners' capital		3,717,350
Total liabilities and partners' capital	$	4,307,606

The accompanying notes are an integral part of these financial statements

Mercer Allied Company, L.P.
Statement of Earnings
For the Thirteen Months Ended December 31, 2009

Revenues	
Brokerage commissions	$ 15,399,058
Operating expenses	
Administrative charges - affiliates	3,701,955
Licenses	492,316
Professional fees	54,257
	4,248,528
Pre-tax earnings	11,150,530
Provision for taxes	4,539,741
Net earnings	$ 6,610,789

The accompanying notes are an integral part of these financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Thirteen Months Ended December 31, 2009

	General Partner	Limited Partner	Total
Balance, November 29, 2008	$ 25,066	$ 2,481,495	$ 2,506,561
Net earnings	66,108	6,544,681	6,610,789
Distributions	(54,000)	(5,346,000)	(5,400,000)
Balance, December 31, 2009	$ 37,174	$ 3,680,176	$ 3,717,350

The accompanying notes are an integral part of these financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Thirteen Months Ended December 31, 2009

Cash flows from operating activities	
Net earnings	$ 6,610,789
Changes in operating assets and liabilities	
Commissions receivable	17,501
Prepaid expenses	(8,721)
Other liabilities and accrued expenses	6,817
Due to/from Parent and affiliates	56,064
Income taxes payable	(468,205)
Net cash provided by operating activities	6,214,245
Cash flows from financing activities	
Distributions	(5,400,000)
Net cash used for financing activities	(5,400,000)
Net increase in cash and cash equivalents	814,245
Cash and cash equivalents, beginning of period	3,112,845
Cash and cash equivalents, end of period	$ 3,927,090

Supplemental Disclosure:
Cash payments for income taxes for the period were $5,007,946.

The accompanying notes are an integral part of these financial statements

1. Organization and Summary of Significant Accounting Policies

Mercer Allied Company, L.P. (the "Partnership") is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker dealer registered with FINRA that refers clients of affiliated companies to clearing brokers and receives a portion of the commission or fee earned by those brokers (brokerage commissions). The Partnership is scheduled to expire December 31, 2044. Further, the Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

GS Ayco Holding LLC is the general partner of The Partnership and an indirect wholly-owned subsidiary of the Goldman Sachs Group, Inc. ("Group Inc."). The Ayco Company, L.P. is the limited partner of the Partnership.

Change in Year End
In connection with becoming a bank holding company, Group Inc. was required to change its fiscal year-end from November to December. In April 2009, the Board of Directors of Group Inc. approved a change in Group Inc.'s fiscal year-end from the last Friday of December to December 31. The Partnership also changed to a calendar year-end which resulted in a 13-month period that began on November 29, 2008 and ended on December 31, 2009.

A summary of significant accounting policies follows:

Use of Estimates
These financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash and Cash Equivalents
The Partnership defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business. Cash and cash equivalent balances are maintained at one institution which is insured by Federal Deposit Insurance (FDI) up to $250,000. The aggregate bank balance at this institution in excess of FDI was approximately $3,677,090 at December 31, 2009.

Revenue Recognition
Brokerage commission revenue for placing business with clearing brokers is recognized when earned and reasonably determinable. Brokerage commission revenue for placing insurance policies with insurance carriers is earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

Income Taxes
Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Partnership's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Partnership's tax liabilities are presented as a component of "Income taxes payable" in the statement of financial condition.

The Partnership adopted amended accounting principles related to the accounting for uncertainty in income taxes (ASC 740) as of December 1, 2007. As of December 31, 2009, the Partnership did not record a liability related to accounting for uncertainty in income taxes. A tax position can be recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Partnership reports interest expense related to income tax matters in "Income tax expense" in the statement of earnings and income tax penalties in "Expenses" in the statement of earnings. The adoption did not have an effect on the Partnership's financial condition, results of operations or cash flows.

Comprehensive Income

The Partnership did not have any activities in the period ended December 31, 2009 that would result in other comprehensive income. As a result, total comprehensive income is equal to net income.

Recent Accounting Developments

In May 2009, the FASB issued amended accounting principles related to subsequent events which codify the guidance regarding the disclosure of events occurring subsequent to the statement of financial condition date. These amended principles do not change the definition of a subsequent event (i.e. an event or transaction that occurs after the statement of financial condition date but before the financial statements are issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. These amended principles were effective for the Partnership for the period ended December 31, 2009. For the period ended December 31, 2009, the Partnership evaluated subsequent events through February 24, 2010. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect the Partnership's financial condition, results of operations or cash flows.

2. Amended and Restated Limited Partnership Agreement

Allocations of income and losses are generally 99% to the limited partner and 1% to the general partner, except in certain circumstances (as outlined in the amended and restated limited partnership agreement) whereby income and loss allocations are based on a prescribed formula.

3. Related Party Transactions

As discussed below, the Partnership had significant transactions with related entities. These transactions had a significant impact on the Partnership's financial position, results of operations and cash flows. Whether the terms of these transactions would have been the same had they been between non-related entities cannot be determined.

The Partnership, through employees of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions. The Partnership also refers clients of affiliated companies to clearing brokers and receives brokerage commissions. Total brokerage commissions earned through affiliated companies for the period ended December 31, 2009 aggregated $15,399,058.

The Partnership, which has no employees, is provided office space, facilities and operational and administrative support by the Parent and other affiliates, for which the Partnership was charged $3,701,955. At December 31, 2009, amounts due to Parent and affiliates for such services aggregated $385,044 (see Notes 1 and 5).

4. Net Capital Requirements

The Partnership is a registered broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. Effective July 1, 2003, the NASD approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At December 31, 2009, the Partnership had net capital of $3,336,834, which was $3,297,484 in excess of its minimum required net capital of $39,350.

5. Income Taxes

Effective July 2, 2003, the Partnership elected to be taxed as a corporation for US federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to US federal and various state and local income taxes on its earnings. The Partnership is included with Goldman Sachs Group, Inc. and subsidiaries in a consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The Partnership computes its tax liability as if it was filing a tax return on a modified separate company basis and settles such liabilities with Group Inc. pursuant to a tax sharing policy.

The Partnership adopted amended accounting principles related to accounting for uncertainty in income taxes as of December 1, 2007. As of December 31, 2009, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

The components of income tax expense are as follows:

Current:	
Federal	$ 3,503,920
State	1,035,821
Income tax expense	$ 4,539,741

The difference between the reported provision for taxes and the amount computed by multiplying pretax income by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net expense of $36,862.

The Partnership makes periodic tax payments to Group Inc. to fund its tax liability. At December 31, 2009, the unremitted portion of the Partnership's current tax liability was $175,712. The Partnership's tax liabilities are presented as a component of "Income taxes payable" in the statement of financial condition.

The Partnership as part of the Parent's consolidated tax filing is subject to examination by the U.S. Internal Revenue Service (IRS) and other state taxing authorities, such as New York. The tax years under examination vary by jurisdiction. Below is a table of the earliest tax years that the Parent's consolidated tax filing remains subject to examination by major jurisdiction:

Jurisdiction	As of December 31, 2009
U.S. Federal	2005 (1)
New York State	2004 (2)

(1) IRS examination of fiscal 2005, 2006 and 2007 began during 2008. IRS examination of fiscal 2003 and 2004 has been completed.

(2) New York State examination of fiscal 2004, 2005 and 2006 began in 2008.

All years subsequent to the above years remain open to examination by the taxing authorities. The Partnership believes that the resolution of the above tax exams will not have a material effect on the Partnership's financial condition, results of operation or cash flows.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net capital	
Total partners' capital	$ 3,717,350
Deductions	
Non-allowable assets - commissions receivable and prepaid expenses expenses	(380,516)
Net capital	$ 3,336,834
Aggregate indebtedness	
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$ 590,256
Total aggregate indebtedness	$ 590,256
Percentage of aggregate indebtedness to net capital	17.69%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-
Computation of basic net capital	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 39,350
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 39,350
Excess net capital	$ 3,297,484
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 3,277,808

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II Focus Report of December 31, 2009, filed on February 24, 2010.

The difference between the Mercer Allied Company, L.P. unaudited Part II Focus Report filed on January 26, 2010 and the computation above is as follows:

Net capital as filed on January 26, 2010	$ 2,958,834
Tax adjustment	378,000
Net capital per above, as filed on February 24, 2010	$ 3,336,834

Mercer Allied Company, L.P.

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3

December 31, 2009

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED.

The Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.